October 17, 2008

Guangfu Cui
Chief Executive Officer
eLong, Inc.
Block B, Xingke Plaza Building
10 Jiuxianqiao Middle Road
Chaoyang District
Beijing 100016, People's Republic of China

        RE: eLong, Inc.
                 Form 20-F for the fiscal year ended December 31, 2007

                File No. 000-50984

Dear Mr. Cui:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                     Sincerely,

                     Linda Cvrkel
                     Branch Chief

Via facsimile: Chris Chan, Chief Financial Officer
                Sami Farhad, General Counsel
                011+86+10+6436+6019